Exhibit 21.1.

Subsidiaries

Chine Victory Profit Limited, a British Virgin Islands company.
Simply Good Limited, a British Virgin Islands company.
Moody International Limited, a British Virgin Islands company.
Linyi Lanshan District Guangsha Wood Industry Co. Limited, a company incorporated in the People’s Republic of China
Linyi Chan Tseng Wood Co., Limited, a company incorporated in the People’s Republic of China

China Wood Inc.’s Current Corporate Structure